PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

07025706

18th July 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group PLC (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 18th July 2007.

"Operational and Trading Update"
"Demerger of Premier Kufpec Pakistan joint venture into two separate businesses"

Yours faithfully

PROCESSED
AUG 06 2007
THOMSON
FINANCIAL

for Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com

PREMIER OIL PLC
("Premier" or "the Company")

Operational and Trading Update

Premier today provides an operational and trading update ahead of its 2007 Interim Results, which will be announced on Thursday 20th September 2007.

HIGHLIGHTS

- Completion this year of Scott and North Sumatra acquisitions adding 42mmboe of reserves and resources.
- Encouraging initial indications from our India drilling programme.
- Excellent progress with development planning activities and preparation for 2008 exploration drilling in Vietnam.
- $250 million Convertible Bond completed on attractive terms.
- Demerger of Pakistan interests from Premier Kufpec Pakistan joint venture (See separate press release)

Simon Lockett, Chief Executive, commented:

"The first half of 2007 has seen material steps taken to deliver our mid-term targets. We completed two acquisitions of complementary assets, secured funding for our development activities on attractive terms and made significant progress in Vietnam. We are on track to deliver 50,000 boepd of production by the end of 2010, and continue to build our pipeline of high impact exploration activity".

18 July 2007

ENQUIRIES
Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

Production

Working interest production for the first half of the year averaged 34,000 boepd (2006 FY - 33,000 boepd).

Production (boepd)	1H 2007	2H 2006
Asia	11,800	11,500
North Sea	8,300	6,600
Middle East/Pakistan	12,500	12,100
West Africa	1,400	2,200
Total	**34,000**	**32,400**

The acquisition of an additional 20.05 per cent interest in the Scott field from Hess was completed on 17th May 2007 following the payment of $52.6 million in adjusted consideration. Premier's working interest in the Scott field is now 21.83 per cent. Additional Scott production of approximately 5,000 boepd has been consolidated into Premier's production from 18th May 2007. Current run-rate for group production is in excess of 38,000 boepd. Cash receipts of $42.1 million from our first Scott cargo following the acquisition were recorded on 3rd July 2007.

Financials

Cash flows for 1H 2007 benefited from strong oil and gas prices with oil production sold at an average of $65 per barrel, (1H 2006: $66) a 3% premium to Brent.

Average realisations for our Indonesian gas sold into the Singapore market for 1H 2007 were $9.6 per mmscf (1H 2006 $9.9 per mmscf).

Development capex for the full year is expected to be around $200 million including $89 million for the acquisitions of an additional 25% interest in North Sumatra Block A ($36 million) and an additional 20.05 per cent interest in the Scott field ($52.6 million). Exploration capex for the year is on target at less than $100 million before tax and recoveries.

At 30th June 2007, Premier had an estimated net debt position of $25 million compared to a net cash position of $41 million at 31st December 2006. This takes into account the proceeds of a $250 million convertible bond, completed on 27th June 2007. Approximately $50 million of the bond issue will be treated as equity in the group balance sheet. Proceeds of the issue have been used to repay existing borrowings and will fund Premier's forward development requirements. The 7-year convertible bond carries a fixed rate coupon of 2.875 per cent per annum.

Development

Premier is on course to exceed its production target of 50,000 boepd by the end of 2010.

Vietnam

Block 12W

Blocks 12E and 12W have been merged according to the PSC terms prevailing in Block 12W. The 3D seismic acquisition over Block 12W completed in June 2007 is being processed and interpreted. Early results suggest confirmation of the initial estimate of 80 mmboe of recoverable reserves at Dua/Blackbird. Reservoir and facilities development studies are underway with concept selection expected by end 2007, and project sanction in 1H 2008. An expression of interest document is being prepared for potential FPSO suppliers. First oil is expected in 2010.

Indonesia

Natuna Sea Block A
Following successful completion of the four-well West Lobe development drilling programme, it was decided not to drill a fifth development well. The Seadrill-5 rig has been released to dry dock for repairs. The Central Lobe oil development well and the remaining exploration programme for the second half has been deferred.

Discussions regarding the commercial framework for further gas sales into Singapore and Batam Island continue. We await formal Indonesian government approval of the terms.

North Sumatra Block A
Premier's purchase of an increased equity stake in North Sumatra Block A was completed in January 2007 for $36 million. Medco Energi assumed operatorship and have been pursuing gas sales negotiations and a plan of development for the Alur Siwah, Alur Rambong, and Julu Rayeu fields. A gas sales MOU has been signed and in accordance with the draft development plan, first gas from this project is on schedule for 2010. Initial studies have been completed on the potential to recover additional oil reserves elsewhere on the block.

Pakistan

As announced separately today, Premier has entered into an agreement with Kuwait Foreign Petroleum Exploration Company KSC ("Kufpec") to de-merge their respective interests in Pakistan from the Premier Kufpec Pakistan joint venture. The demerged field portfolios will be run as separately owned businesses by Premier and Kufpec.

Premier's development asset programme in Pakistan continues apace. Zamzama Phase II is proceeding according to plan and an additional 150 mmscfd (gross) is expected to be available from August 2007. Bhit/Badhra Phase II is progressing well, with plant capacity being expanded to 315 mmscfd. First gas from this expansion is expected by the end of 2007. Further plant expansion at Qadirpur is proceeding to increase capacity to 600 mmscfd from 500 mmscfd. First gas is anticipated by the end of Q1 2008. Successful completion of these incremental projects will add 15 mmscfd to Premier's net production.

Norway

Frøy
Extensive redevelopment studies have been progressing well with plans to submit an application for development approval early in 2008. The operator has issued an Invitation to Tender (ITT) for the Engineering, Procurement, Construction, Installation and Commissioning (EPCIC) contract for the provision of a Mobile Drilling and Production Unit on schedule for first production in 2010. The operator estimates recoverable reserves of 62 mmboe (Premier net share 31 mmboe).

Exploration

India

On 5th July 2007, Premier provided a status report on the operated Masimpur-3 well which is drilling in Assam, India. At a measured depth of 4002m, a sandstone formation was encountered with good hydrocarbon shows and high formation pressure. The mechanical difficulties referred to in the press release have been resolved without the need to sidetrack the well. 7 inch casing has been set and the well will shortly drill ahead to target depth. Premier will provide a further update in due course. Following completion of operations on Masimpur-3, the rig is available for two further wells on the Cachar block for the second half of 2007. Premier holds a 14.5% interest in the Cachar Block.

Indonesia

The Pancing-1 well on the Kakap Block in Indonesia was spudded on 28th June by the Frontier Duchess rig. The well is expected to reach target depth by end-August and is targeting a 100 bcf gas prospect. Premier holds an 18.75% interest in the Kakap Block.

Pakistan

The Anne-1 well is expected to spud in late August 2007. This prospect could contain up to 300 mmbbls is the first well to be drilled in the deep water (1,300 metres) of the Indus Tertiary delta. Premier holds a 12.5% interest in the Block.

Philippines

The Monte Cristo well is expected to spud in late Q3 2007 and is targeting a 20 mmbbl gross oil prospect. This well will test a prospective trend in the Panaon Limestone Formation. Premier has previously announced the farmout of half its interest in the SC-43 licence in the Ragay Gulf to Pearl Energy and PNOC in return for a full carry on the Monte Cristo well. Premier now holds a 21% interest in the SC-43 licence.

Gabon

The Themis Admiral Marin-1 well is expected to spud in late 2007. Premier will operate the well and holds an 18% share in this oil prospect.

Future Exploration Programme

Vietnam

A 3D seismic acquisition programme was completed over Block 12W in June 2007, preparatory to a full drilling programme anticipated for March 2008. Rig tenders have been received and are currently under evaluation. Potential targets include high impact exploration wells on the Peacock, Falcon and Chim Dau prospects. Chim Dau is located immediately south of Premier's 2006 Dua discovery. Premier holds a 37.5% interest in Block 12W. Further exploration is planned on adjoining acreage in Vietnam and Indonesia in 2009.

Congo

Premier is planning to spud its first well in Congo on the Marine IX Block in late 2008. A 3D seismic survey and interpretation are being conducted over the Frida and Ida prospects in 2007. Each prospect is targeting approximately 270 mmbbls gross of oil. Premier holds a 58.5% operated interest in the block.

Norway

Premier plans to spud its first Norwegian well in Q1 2008 on the Bream discovery. Bream is an undeveloped oil field discovered in 1971. Premier was awarded a 20% interest in the PL407 Bream Appraisal block in January 2007. It is expected that this will be followed by Premier's first operated well on the neighbouring PL406 Bream Exploration block in 2009 where Premier holds a 40% interest.

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com

PREMIER OIL PLC
("Premier" or "the Company")

Demerger of Premier Kufpec Pakistan joint venture into two separate businesses

Premier announces that it has entered into an agreement with Kuwait Foreign Petroleum Exploration Company KSC ("Kufpec") to de-merge their respective interests in Pakistan from the Premier Kufpec Pakistan joint venture. The demerged field portfolios will be run as separately owned businesses by Premier and Kufpec. Premier plans to open its own separate office in Islamabad.

In September 2001, a joint venture was formed with Kufpec to hold Premier's and Kufpec's interests in Pakistan through a company called Premier-Kufpec Pakistan B.V.

On completion, Premier will own through wholly owned subsidiaries its working interest shares in the Kadanwari (15.79%), Zamzama (9.375%), Bhit & Badhra (6.00%), Qadirpur (4.75%), and Zarghun South (3.75%) fields.

The transaction is a restructuring of ownership from the joint venture to Premier and Kufpec. There is no transfer of consideration between the parties and there is no material financial impact on Premier as a result of the demerger.

For the year ended 31 December 2006, Premier's working interest share of production from the above interests amounted to 12,150 boepd. Group profit before tax attributable to the interests amounted to $63.9 million. At 31 December 2006 the book value of gross assets attributable to the interests were $107.3 million.

Simon Lockett, Premier's Chief Executive, commented:

"The demerger of Premier's interests from the Premier Kufpec Pakistan joint venture will enable us to develop our own growth strategy in Pakistan. Direct ownership of assets will provide Premier with more flexibility in pursuing our exploration, acquisition, and financing activities. We continue to enjoy a strong working relationship with Kufpec and will remain joint venture partners in Pakistan, the Anoa field in Indonesia, and the Chinguetti field in Mauritania."

18 July 2007

ENQUIRIES
Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

END